SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

COGENT, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

19239Y108 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 19239Y108	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Ming Hsieh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

50,819,965 shares
6 SHARED VOTING POWER

0 shares
7 SOLE DISPOSITIVE POWER

50,819,965 shares
8 SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,819,965 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

54.0%
12	TYPE OF REPORTING PERSON*

IN

Page 3 of 5 Pages

Item 1.	(a)	NAME OF ISSUER

Cogent, Inc.

Item 1.	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

209 Fair Oaks Avenue, South Pasadena, CA 91030

Item 2.	(a)	NAME OF PERSON FILING:

Ming Hsieh

Item 2.	(b)	ADDRESS OF PRINCIPAL OFFICE

209 Fair Oaks Avenue, South Pasadena, CA 91030

Item 2.	(c)	CITIZENSHIP:

USA

Item 2.	(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

Item 2.	(e)	CUSIP NUMBER:

19239Y108

Item 3.		Not applicable.

Page 4 of 5 Pages

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

50,819,965 shares

(b) Percent of Class:

54.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

50,819,965 shares

(ii) Shared power to vote or to direct the vote:

0 shares

(iii) Sole power to dispose or to direct the disposition of:

50,819,965 shares

(iv) Shared power to dispose or to direct the disposition of:

0 shares

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF THE GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

/s/ Ming Hsieh
Signature

Ming Hsieh, President, Chief Executive Officer and Chairman of the Board of Directors

Name/Title